

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Via U.S. Mail

Mr. Jeffrey F. Joseph
Chief Executive Officer
Presidential Realty Corporation
180 South Broadway
White Plains, New York 10605

> **Re: Presidential Realty Corporation**
> **Schedule 13E-3**
> **Filed on August 26, 2010**
> **File No. 005-34516**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 26, 2010**
> **File No. 001-08594**

Dear Mr. Joseph:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   We note the large equity position held by directors and officers of your company. We also note that, in connection with the Plan of Liquidation proposal, Mr. Viertel and Mr. Baruch have agreed to acquire from the company the outstanding Ivy Consolidated Loans with a balance of more than $3.6 million for $100,000. Please tell us what

consideration was given to whether these directors and officers are affiliates who should be filing persons. Alternatively, please revise the Schedule 13E-3 to include these individuals as filing persons. For additional guidance, see Interpretative Response 201.05 of our Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. You will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Question and Answer No. 5 of SEC Release No. 34-17719 (April 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the current filing person, and this fact should be reflected in the disclosure. In addition, ensure that each new filer signs the Schedule 13E-3.

Item 2. Subject Company Information, page 1

3.   The information you have disclosed in paragraph (c), (d) and (f) of this item must be included in your proxy statement. Revise your proxy statement accordingly. See Rule 13e-3(e)(1)(v) under the Exchange Act.

Item 3. Identity and Background of Filing Persons, page 2

4.   The information disclosed in Item 3(b) is required to appear in your proxy statement. See Rule 13e-3(e)(1)(v) under the Exchange Act.

5.   Please provide the information required by Item 1003(c)(5) of Regulation M-A.

Item 4. Terms of the Transaction, page 2

6.   Please tell us how you intend to comply with Item 1004(a)(2)(ii) of Regulation M-A, or advise.

7.   Please provide the complete statement required by Item 1004(e) of Regulation M-A in your proxy statement.

Item 13. Financial Statements, page 6

8.   You appear to be relying on Instruction 1 to Item 13, but you have not provided summary financial information in your proxy statement. Please advise.

Preliminary Proxy Statement on Schedule 14A

General

9.   Please clearly mark your preliminary proxy statement and forms of proxy as "Preliminary Copies." See Rule 14a-6(e)(1) under the Exchange Act.

10.   Please disclose whether your board of directors reasonably believes that the proposed liquidation is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A and Q&A No. 21 in SEC Release No. 34-17719 (April 13, 1981).

11.   Disclose why you chose to undertake the going private transaction at this time. See Item 1013(c) of Regulation M-A.

12.   Provide the disclosure required by Item 1014(c) and (d) of Regulation M-A.

13.   You must present prominently, in a "Special Factors" section in the front of your proxy statement, the information required by Items 7, 8 and 9 of Schedule 13E-3. Please revise your document accordingly. See Rule 13e-3(e)(1)(ii).

Summary, page 1

14.   Your summary term sheet must be in bullet point format and cross-reference a more detailed discussion contained elsewhere in the proxy statement. Revise your summary accordingly. See Item 1001 of Regulation M-A.

15.   Under the caption "Total Distributions," please disclose that the final distributions may be an amount from $0 to $2.25 per share or higher, depending on the proceeds from the sales of your assets and the liabilities that must be paid by the company or liquidating trust.

The Plan of Liquidation Proposal, page 1

16.   Please revise your document to include the price at which you have listed the Mapletree Industrial Center for sale.

Cautionary Notice Regarding Forward-Looking Statements, page 12

17.   You have referred to the Private Securities Litigation Reform Act of 1995 in connection
        with disclosure regarding forward-looking statements. The safe harbor established by
        that Act is inapplicable to statements made in connection with a going private transaction.
        See Section 21E(b)(1)(E) of the Exchange Act. Revise your disclosure accordingly.

Background, page 16

18.   Please disclose the asset valuation models and liquidation scenarios you refer to in this
        section.

Calculation of Estimated Distributions, page 19

19.   Please file as an exhibit to your Schedule TO the 2009 appraisal of the Las Piedras,
        Puerto Rico property. See Items 12 and 13 of Schedule TO and Item 1015 of
        Regulation M-A.

20.   Please disclose the monetary values you have assigned to the Las Piedras, Puerto Rico
        property, the Consolidated Note, and the net book value of the Hato Rey property.

21.   Please confirm that you will file amendments to your Schedule 13E-3 as subsequent steps
        of this going private transaction occur, as required by Rule 13e-3(d)(2).

22.   Please include a table to show how you arrived at a per share estimated distribution
        amount of $2.25 given the disclosure in this section.

Uncertainties Relating to Estimated Distributions, page 20

23.   Please explain the meaning of the defined term "IATG property."

Modification or Termination of Plan of Liquidation, page 21

24.   Please highlight here or in another appropriate location of the proxy statement your
        disclosure that security holders will not have an opportunity to vote on matters relating to
        the modification or termination of the plan of liquidation. Similarly highlight the
        disclosure in the last sentence of the partial paragraph at the top of page 23.

Liquidating Trust, page 22

25.   Please quantify the savings referenced at the end of the first paragraph of this section.

Source of Funds and Expenses of the Proxy Solicitation, page 26

26.   Please disclose the accounting expenses estimated to be incurred in connection with the liquidation, or advise as to why you believe there will not be any such expenses. See Item 1007(c) of Regulation M-A.

Security Ownership of Certain Beneficial Owners, page 43

27.   We note that Pdl Partnership beneficially owns 44.9% of your Class A common stock and is owned by three of your directors. Please direct us to the Schedule 13D on file with respect to these holdings, or advise us as to why you believe that such a filing is not necessary.

Forms of Proxy

28.   Your proxy cards provide that they may be voted on such other matters as may properly come before the meeting. Please provide your analysis as to whether this is consistent with Rule 14a-4(c) under the Exchange Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (212) 468-7900
        Nilene R. Evans, Esq.
        Morrison & Foerster LLP